Exhibit 99.35

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2010 No. 5

HudBay Minerals releases fourth quarter and year end 2009 results

For a full explanation of results, the Consolidated Financial Statements, Management’s Discussion and Analysis and mine statistics, please visit the company’s website, www.hudbayminerals.com.

Highlights

•	Fourth quarter operating cash flow of $33.8 million[1]

•	Fourth quarter net earnings of $7.3 million, or $0.05 per share

•	Full year revenues of $720.7 million

•	Full year net earnings of $112.8 million, or $0.73 per share

•	Total cash of $886.8 million

Toronto, Ontario – March 3, 2010 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX:HBM) today released its fourth quarter and annual 2009 financial results. Net earnings in the fourth quarter of 2009 were $7.3 million, or $0.05 per share compared with $15.8 million or $0.10 per share in the fourth quarter of 2008. Cash provided by operating activities (before changes in working capital)1 in the fourth quarter of 2009 was $33.8 million, versus $38.8 million in the same period last year.

Earnings were impacted in the fourth quarter of 2009 by lower sales of copper cathode and spent anode production plus $6.9 million in executive severance costs. At the end of 2009, the Company had unsold inventory of approximately 3,800 tonnes of copper.

The North American copper cathode market was relatively strong in the second and third quarters of 2009 as a result of rising Chinese demand for scrap copper metal. However, Chinese scrap purchases in the fourth quarter were not a significant factor compared to earlier quarters and domestic demand in North America remained weak, reflecting economic conditions in the U.S. The company chose not to sell inventory into those market conditions. If these inventories had been sold at a copper price of $3.10 per pound (being the average realized price for copper during the fourth quarter of 2009), revenues and gross margin from the sale would have been approximately $27 million and $11 million, respectively. Management expects to sell the majority of the excess inventory together with new copper production in the first quarter of 2010.

“Our operations in Manitoba continue to perform well, including record production levels from the 777 mine in 2009, and we look forward to another year of strong production in 2010,” said W. Warren Holmes, HudBay’s executive vice chairman and interim chief executive officer. “Although our fourth quarter results were affected by lower copper sales, we are already seeing a drawdown of HudBay’s inventory levels and we look forward to stronger results beginning in the first quarter of 2010.”

“During 2009, we executed positive steps to advance HudBay’s strategic goals,” added Mr. Holmes. “Most importantly, Phase 1 development of Lalor is underway and the project is moving forward on schedule. In 2009, we saw discovery of the copper-gold zone and approval of an $85 million capital expenditure program at Lalor, the decision to restart mining at Chisel North, progress on an updated feasibility study for the Fenix Project and the creation of option and joint venture agreements with several junior mining companies. These are all examples of action by HudBay in 2009, which combined with our strong cash balance, position the company well to pursue key growth initiatives in 2010.”

HudBay’s key strategic objectives for 2010 and early 2011 are to:

•

Advance the Lalor Project, including additional exploration work to better define the new copper-gold zone, continuing to drive the ramp from the Chisel North mine to Lalor, completing pre-feasibility studies to support development of a production shaft and initiating development of the shaft

•	Execute the restart of the Chisel North mine

•	Complete the closure of the Flin Flon copper smelter and White Pine copper refinery

•	Expand our grassroots exploration program in the Flin Flon Greenstone Belt

•	Update the Fenix Project feasibility study, evaluate financing alternatives for the project and make a decision on restarting construction

•	Advance the Back Forty Project towards completion of a feasibility study and the required permit applications

While pursuing these objectives, the company will continue to monitor the market for opportunities to add to its production base and growth pipeline through joint venture and acquisition opportunities.

Lalor Project Update

On October 8, 2009, HudBay’s board of directors approved an $85.0 million expenditure for Phase I of the development of the Lalor Project. These funds will be used for the construction of an access ramp from the Chisel North mine to the Lalor Project. This ramp will facilitate additional underground exploration of the gold zone and, subject to completion of applicable regulatory approvals, is expected to enable early production of zinc-rich ore. Construction of the ramp is currently underway, and the progress to February 28, 2010 was a total of 287 meters of rockwork, including 213 meters on the ramp itself, which will have a total length of approximately three kilometers.

The base case pre-feasibility study for Lalor is ongoing. Over the next six months, HudBay intends to enhance the pre-feasibility study by conducting a number of engineering and tradeoff studies which will further refine our project design and assumptions. The company already has a proven shaft design in the 777 mine, which can be used for Lalor to accelerate project development time and help reduce design risk.

Currently, only the zinc-rich base metal zones are sufficiently defined to merit inclusion in a feasibility study. Upgrading the gold zones to a NI 43-101-compliant measured and indicated resource will only be possible until after underground drilling has taken place. However, HudBay has incorporated the gold zones into its internal evaluations.

Given HudBay’s plans for accelerated project development, the company’s substantial financial capacity, and the time required to upgrade the gold zones to a category suitable for feasibility-level mine planning, preparation of a definitive feasibility study for Lalor is not expected to provide significant benefits to the project. Engineering and design work will be focused to ensure that key project decisions on design, scope and implementation are supported by the appropriate level of detail.

Copper Concentrate Sales Strategy

The closure of the Flin Flon copper smelter remains on track and is expected to be complete by July 1, 2010. As part of the smelter closure process, the company has developed a broader copper concentrate sales strategy which is intended to provide access to opportunities presented in the global copper concentrate market. To help maximize the commercial terms for the sale of copper concentrate, the company intends to implement a dual-track strategy that will see it sell approximately 60 per cent of its anticipated copper concentrate through a contract that is based on benchmark terms for copper smelting and refining. The remainder will be available for sale as opportunities arise. Management is confident this strategy will help to maximize sales revenues with an acceptable level of certainty on sales volumes. HudBay expects to execute a contract for the sale of copper concentrate on benchmark terms in the near future.

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News Release No. 5 2010: HudBay Minerals releases fourth quarter and year end 2009 results

Financial Highlights

($000s except per share amounts)	Three Months Ended Dec.31		Year Ended Dec.31
	2009	2008	2009	2008
Revenue	166,673	178,781	720,722	981,894
Earnings before tax	9,666	24,614	141,902	169,651
Net earnings	7,339	15,819	112,771	73,353
EBITDA[1,2]	40,617	46,300	143,773	292,249
Operating cash flow[1,3]	33,792	38,805	124,843	234,661
Basic EPS [4]	0.05	0.10	0.73	0.54
Cash, cash equivalents and short-term investments	886,814	704,668	886,814	704,668

Total assets	2,032,267	1,918,353	2,032,267	1,918,353

[1]

EBITDA and operating cash flow before changes in non-cash working capital are considered non-GAAP measures. See “Non-GAAP Performance Measures” in our Management’s Discussion and Analysis for the year ended December 31, 2009.

[2]	EBITDA represents earnings before interest, taxes, depreciation and amortization, gain/loss on derivative instruments, exploration and interest and other income.
[3]	Before changes in non-cash working capital
[4]	Earnings per share

Production and Sales

Mine production in the fourth quarter was 529,871 tonnes of ore, compared to 649,474 tonnes for the same quarter in 2008. Total mine production in 2009 was 2,268,374 tonnes, including record production from the 777 mine of 1,540,348 tonnes, compared to total 2008 production of 2,851,488 tonnes. The lower production was due to the suspension of operations at the Chisel North and Balmat mines.

For the quarter, our cash cost per pound of zinc sold, net of by-product credits was US$0.31/lb. compared to US$0.14/lb. in the fourth quarter of 2008, excluding costs and sales related to Balmat and HMI Nickel. Cash costs in the fourth quarter of 2009 were significantly impacted by lower by-product credits due to lower sales of copper cathode and spent anode as discussed previously, as well as executive severance costs.

		Three Months Ended Dec.31		Year Ended Dec.31
		2009	2008	2009	2008
Production
Zinc	tonnes	28,715	25,943	106,782	125,323
Copper	tonnes	12,501	18,859	58,551	74,682
Gold	troy oz.	22,774	30,102	91,357	108,527
Silver	troy oz.	473,028	702,173	2,006,638	2,293,862
Metal Sold
Zinc	tonnes	29,299	25,807	110,070	126,172
Copper	tonnes	8,864	18,272	59,981	77,021
Gold	troy oz.	19,342	32,760	94,263	103,511
Silver	troy oz.	474,195	667,035	2,185,407	1,870,179

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News Release No. 5 2010: HudBay Minerals releases fourth quarter and year end 2009 results

Revenues

Total revenue for the fourth quarter was $166.7 million; $12.1 million lower than the same quarter last year. For the full year revenue was $720.7 million, $261.2 million lower than the same period in 2008. These variances are due to the following:

(in $ millions)	Three Months Ended Dec 31, 2009	Year Ended Dec 31, 2009

Metal prices
Higher (lower) zinc prices	23.6	(37.1)
Higher (lower) copper prices	57.2	(137.8)
Higher gold prices	10.3	12.7

Sales volumes
Higher zinc sales volumes	9.0	2.8
Lower copper sales volumes	(68.2)	(100.5)
Lower gold sales volumes	(15.2)	(10.1)

Other
(Unfavorable) favorable change in foreign exchange	(20.0)	63.2
Lower Balmat concentrate sales	0.5	(20.0)
Disposal of interest in CMMSA[1]	(7.1)	(26.1)
Other volume and pricing differences	(2.2)	(8.3)

Decrease in net revenues in 2009 compared to 2008	(12.1)	(261.2)

[1]	During 2009, we disposed of our 50% ownership in Considar Metal Marketing SA Inc. (“CMMSA”). The transaction did not have a material effect on our marketing activities.

Realized prices

		LME Q4 2009[2]	Realized prices[1] for quarter ended		LME Full Year 2009 [2]	Realized prices[1] for year ended
			Dec 31 2009	Dec 31 2008		Dec 31 2009	Dec 31 2008

Prices in US$
Zinc [3]	US$/lb.	1.00	1.02	0.62	0.75	0.79	0.93
Copper [3]	US$/lb.	3.02	3.10	1.78	2.34	2.34	3.13
Gold	US$/troy oz.	1,102	1,081	764	973	950	845
Silver	US$/troy oz.	17.57	16.96	10.09	14.65	14.19	13.85

Prices in C$
Zinc [3]	C$/lb.	1.06	1.08	0.75	0.86	0.88	0.97
Copper [3]	C$/lb.	3.19	3.29	2.12	2.67	2.68	3.26
Gold	C$/troy oz.	1,164	1,131	928	1,111	1,093	907
Silver	C$/troy oz.	18.57	17.91	12.23	16.73	16.26	14.76
Exchange rate	US$1 to C$		1.06	1.20		1.14	1.05

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	LME average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.
[3]	The realized components of our metal swap cash flow hedges resulted in a gain of US$0.01/lb. for zinc and a gain of US$0.02/lb. for copper during the fourth quarter of 2009.

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News Release No. 5 2010: HudBay Minerals releases fourth quarter and year end 2009 results

Operating expenses

For the fourth quarter of 2009, our operating expenses were $105.9 million, or $49.7 million lower than the same quarter last year. For the full year, operating expenses were $505.8 million, or $179.8 million lower than the same period in 2008. These variances are due to the following:

(in $ millions)	Three Months Ended Dec 31, 2009	Year Ended Dec 31, 2009

Increased volumes of purchased zinc concentrate	(19.4)	(58.6)
Decreased volumes of purchased copper concentrate	34.5	88.8
(Increased) decreased prices of purchased copper concentrate	(12.4)	59.8
Decreased (increased) cost of concentrate due to unfavorable exchange rate	5.8	(16.0)
Increased provisional pricing on zinc and copper concentrate	(17.2)	(26.8)
Decreased input costs in metallurgical plants	7.4	24.3
Lower costs for HMI Nickel	10.3	4.3
Suspension of Balmat operations	5.8	37.8
Suspension of Chisel North operations	8.1	25.4
Disposal of interest in CMMSA[1]	6.7	20.7
Lower net profits interest	(4.2)	(2.1)
Lower profit sharing	2.2	13.2
Other operating expenses and changes in volumes	22.1	9.0

Decrease in operating expenses in 2009 compared to 2008	49.7	179.8

[1]	As noted previously, we disposed of our interest in CMMSA.

Estimated Mineral Reserves (January 1, 2010) 1 - Operating Properties

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
777
Proven	4,492,000	2.12	25.92	3.23	3.76
Probable	9,061,600	2.05	30.18	1.94	4.88
Trout Lake
Proven	701,500	1.06	11.97	2.10	3.10
Probable	292,400	1.31	4.57	2.29	2.16
Chisel North
Proven	276,500	—	—	—	8.64
Probable	257,800	—	—	—	8.06

Total Proven	5,470,000	1.88	22.82	2.92	3.92
Total Probable	9,611,800	1.97	28.59	1.90	4.88

Total Reserves	15,081,800	1.94	26.50	2.27	4.53

[1]	Diluted, recovered and economically tested.

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News Release No. 5 2010: HudBay Minerals releases fourth quarter and year end 2009 results

Estimated Mineral Reserves (January 1, 2009) 1 - Operating Properties

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
HBMS
777
Proven	4,392,700	2.42	26.95	3.15	4.13
Probable	10,039,800	2.25	30.22	2.14	4.83
Trout Lake
Proven	1,094,700	1.12	11.84	1.82	3.75
Probable	532,900	2.20	10.51	2.58	3.24
Chisel North
Proven	284,300	—	—	—	8.74
Probable	208,100	—	—	—	8.90

Total Proven	5,771,700	2.05	22.76	2.74	4.29
Total Probable	10,780,800	2.20	28.66	2.12	4.83

Total Reserves	16,552,500	2.15	26.60	2.34	4.64

[1]	Diluted, recovered and economically tested.

The above 2009 and 2010 estimated mineral reserves have been prepared under the supervision of Rob Carter, P.Eng., who is employed by our subsidiary Hudson Bay Mining and Smelting Co. Limited (“HBMS”) as Senior Mining Analyst and who is a Qualified person under NI 43-101, and Kim Proctor, B.Sc., P.Geo., who is employed by HBMS as Superintendent, Mining Technical Services and who is a Qualified Person under NI 43-101.

Mineral reserves associated with the 777 and Trout Lake mines declined in 2009 as a result of depletion from mining.

Long term exchange rates and metal prices, including premiums, used to determine economic viability of the 2010 mineral reserves were US$1 to C$1.10, US$700/oz. gold, US$12.00/oz. silver, US$2.00/lb. copper and US$0.85/lb. zinc. In addition to the reserves disclosed above, there are inferred mineral resources.

Please also see HudBay’s consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the year ended December 31, 2009. A copy of HudBay’s consolidated financial statements for the years ended December 31, 2009 and December 31, 2008 as well as its MD&A for the year ended December 31, 2009 are available under the profile of HudBay on SEDAR at www.sedar.com and on the HudBay website at www.hudbayminerals.com. Supplemental information on HudBay’s fourth quarter 2009 financial results is also available on the HudBay website.

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

2009 Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ409.pdf

2009 Financial Statements:

http://media3.marketwire.com/docs/hbmfsQ409.pdf

Fourth Quarter 2009 comparative financial statements:

http://media3.marketwire.com/docs/hbmComparativeFinancials2009.pdf

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News Release No. 5 2010: HudBay Minerals releases fourth quarter and year end 2009 results

Conference Call and Webcast

Fourth Quarter and Year End 2009 Results Conference Call and Webcast

Date: Thursday, March 4, 2010

Time: 10:00 a.m. (Eastern Time)

Webcast: www.hudbayminerals.com

Dial in: 416-644-3414 or 800-814-4859

Replay: 416-640-1917 or 877-289-8525

Replay Passcode: 4205622#

The conference call replay will be available until midnight (Eastern Time) on March 24, 2010. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the potential impact of changing economic conditions on HudBay’s financial results, potential plans for the Lalor project, HudBay’s exploration and development plans, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

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News Release No. 5 2010: HudBay Minerals releases fourth quarter and year end 2009 results

(F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

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News Release No. 5 2010: HudBay Minerals releases fourth quarter and year end 2009 results